UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

Anghami Inc.
(Name of Issuer)

Ordinary Shares. $0.0001 par value per share
(Titles of Class of Securities)

G0369L101
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0369L101		Schedule 13G	Page 2 of 7
1	NAME OF REPORTING PERSON MBC Ventures Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,124,533 Ordinary Shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,124,533 Ordinary Shares (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,124,533 Ordinary Shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.0%
12	TYPE OF REPORTING PERSON CO

(1)
Consists of 3,124,533 Ordinary Shares directly held by MBC Ventures Limited.  MBC Ventures Limited is owned and controlled by MBC Group Holdings Limited.  By virtue of this relationship, MBC Group Holdings Limited may be deemed to beneficially own the Ordinary Shares owned by MBC Ventures Limited.  MBC Group Holdings Limited disclaims beneficial ownership of the shares held by MBC Ventures Limited, except to the extent, if any, of its pecuniary interest therein.

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Item 1(a). Name of Issuer:

Anghami Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square
Al Maryah Island, Abu Dhabi
United Arab Emirates.

Item 2(a). Name of Person Filing:

MBC Ventures Limited

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address is as follows:

Craigmuir Chambers, Road Town
Tortola VG1110, British Virgin Islands

CUSIP No. G0369L101	Schedule 13G	Page 4 of 7

Item 2(c). Citizenship:

British Virgin Islands

Item 2(d). Titles of Classes of Securities:

Ordinary Shares

Item 2(e). CUSIP Number:

G0369L101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount beneficially owned:

3,124,533 Ordinary Shares

(b)	Percent of class:

12.0%
The percentage set forth herein is calculated based upon 26,005,654 Ordinary Shares outstanding as of May 12, 2022 as reported in the Company’s Prospectus on Form 424B3 filed with the Securities and Exchange Commission on June 13, 2022.

CUSIP No. G0369L101	Schedule 13G	Page 5 of 7

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

3,124,533 Ordinary Shares

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

3,124,533 Ordinary Shares

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

CUSIP No. G0369L101	Schedule 13G	Page 6 of 7

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

CUSIP No. G0369L101	Schedule 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: April 3, 2023
MBC Ventures Limited

By:	/s/ Muhammad Abdul Rasheed
Name:	Muhammad Abdul Rasheed
Title:	Director